SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported):
April 30, 2004

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-0444025

**www.mge.com and/or
www.mgeenergy.com**
(Web site)

Not applicable
(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information, and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) The following exhibit is included with this report:

Exhibit No. 99.1 - Press release of MGE Energy, Inc. issued on April 30, 2004.

Item 12. Results of Operations and Financial Condition.

On April 30, 2004, MGE Energy, Inc. (the Company) issued a press release announcing its first-quarter 2004 earnings. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being filed separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been filed by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: April 30, 2004   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated April 30, 2004

Exhibit No.

99.1   Press release of MGE Energy, Inc. issued on April 30, 2004.

NEWS
Contact: Steve Kraus, (608) 252-7907

MGE Energy Reports First-Quarter Results

Madison, Wisconsin, April 30, 2004—MGE Energy, Inc. (Nasdaq: MGEE) today reports first-quarter net income of $13.6 million or 74 cents per share compared to $9.4 million or 53 cents per share last year. MGE Energy's operations are primarily based on its utility subsidiary, Madison Gas and Electric Company (MGE).

MGE's electric retail sales grew 3.2% and electric revenues were up $3.8 million in the first quarter. MGE's gas revenues were up $2.3 million despite a 5.1% decrease in retail gas deliveries. The average rate per therm was 9.3% higher for the first quarter of 2004 compared to last year. MGE does not benefit from higher costs of gas. Any increases or decreases in gas costs from suppliers are passed on to customers through a purchased gas adjustment clause.

Operations and maintenance expenses increased $0.6 million in the first quarter mainly due to higher uncollectible accounts ($0.4 million) and increased maintenance costs for electric distribution ($0.2 million). Depreciation expenses were up $0.3 million for the quarter due to the increase in electric and gas assets.

Other income increased $0.7 million in the first quarter of 2004 primarily due to a gain on the sale of some real estate property.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to nearly 132,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 129,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2004	2003
Three Months Ended March 31		
Operating revenue	$135,281	$128,494
Operating income	$23,825	$17,451
Net income	$13,644	$9,375
Earnings per share (basic and diluted)	$0.74	$0.53
Average shares outstanding (basic and diluted)	18,426	17,633

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